

May 16, 2011

Via e-mail
Mr. Scott Behrens
Senior VP & Chief Financial Officer
ACI Worldwide, Inc.
120 Broadway, Suite 3350
New York, New York 10271

> **Re:** **ACI Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **Form 8-K's Filed February 15, 2011 and April 28, 2011**
> **File No. 00-25346**

Dear Mr. Behrens:

We have reviewed your letter dated April 14, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 31, 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Backlog, page 31

1. We note your response to prior comment 1 and the revised disclosures in your March 31, 2011 Form 10-Q where you include the 60-month committed backlog and renewal backlog information for all periods in which you disclose the 60-month total backlog. Tell us your consideration to disclose this information for your 12-month backlog periods as well.

Note 15. Income Taxes, page 84

2.   We note from your response to prior comment 2 that all of the 31 foreign jurisdiction in which you operate have a lower statutory tax rate than that of the U.S. Therefore, please explain further why the "foreign tax rate differential" included in your rate reconciliation table on page 84 resulted in an increase in the company's effective tax rate.   Tell us which of your foreign jurisdiction(s) most significantly impacted your foreign tax rate differential line item and confirm that you will expand your disclosure in future filings to state the jurisdiction(s) which contribute the most to this reconciling item.

3.   We note from your response to comment 6 that the "tax effect of foreign operations" is comprised mainly of the tax effect associated with the transfer of certain intellectual property rights from the U.S. to non-U.S. entities resulting from your 2006 globalization initiative. However, we note that the "tax effect of foreign operations" line item in your reconciliation on page 84 has materially fluctuated between periods and resulted in an adverse impact to your effective tax rates in fiscal years 2008 and 2010 while providing a positive impact to your effective tax rate in fiscal 2009. Quantify for us the actual impact of the IP transfer included in this line item for each year presented and provide a reconciliation and explanation of the other material items within this line item. In addition, we note from your response to comment 1 in your letter dated January 2, 2008 that the deferred debit related to the IP transfer will be amortized over a five year period. Tell us when this debit will be fully amortized and when you anticipate this adjustment no longer impacting your effective tax rate.

Forms 8-K Filed February 15, 2011 and April 28, 2011

4.   We note your response to prior comment 7 and the revised reconciliation in your April 28, 2011 Form 8-K where you now reconcile "operating EBITDA" to net income, pursuant to the guidance in Question 103.02 of the CD&I for Non-GAAP Financial Measures. However, we further note that you continue to refer to this measure as "operating EBITDA" and you state that "operating EBITDA should be considered in addition to, rather than a substitute for, operating income." It is unclear how you determined that your reference to operating EBITDA complies with the guidance in Question 103.02 of the CD&I for Non-GAAP Financial Measures. Please explain further and tell us your consideration to change the title of this measure to avoid confusion (i.e. adjusted EBITDA, non-GAAP operating income, etc.) and to also clarify your statement that this measure should be considered in addition to, rather than a substitute for, operating income. Please provide the revised disclosures you intend to include in your future earnings releases.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Dennis Byrnes, ACI Worldwide
        Robert A. Profusek, Esq., Jones Day